

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2008

Mr. James G. Azlein
Chief Executive Officer and President
BPI Energy Holdings, Inc.
30775 Bainbridge Road, Suite 280
Solon, OH 44139

Re: BPI Energy Holdings, Inc.
Form 10-K for Fiscal Year Ended July 31, 2007
Filed October 29, 2007
Response Letter Dated August 27, 2008
File No. 001-32695

Dear Mr. Azlein:

We have reviewed your response letter and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2007

Engineering Comments

Status of CBM Operations, page 8

1. Your response to comment number 2 to our letter of July 31, 2008 states, "Average gas production from these 84 wells for the fiscal year ended July 31, 2008 was approximately 70% of projected production in the Company's July 31, 2007 reserve report. The forecasted production of PDP wells at the Southern Illinois Basin project is a factor of the type curve developed by Schlumberger based on a reservoir simulation model which utilizes known reservoir data and history matching of zero-time production data of existing producing wells. This type curve was then applied to all PDP wells based on their producing rate at July 31, 2007." Please explain to us the steps you have taken to bring your proved reserve projections in closer agreement with production. Furnish to us a list of the referenced reservoir parameter values and type curve as well as a

description/identity of the CBM fields used in history matching. Tell us whether initial gas saturations were determined by desorption techniques.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

Financial Statements, page F-2

Summary of Changes in Proved Reserves (Unaudited), page F-32

2.   FAS 69, paragraph 11 requires "appropriate explanation of significant changes" due to six specified items. Your response to comment number 4 appears to include important information pertaining to significant changes in your proved reserves due to "Extensions and Discoveries" as well as "Revisions of Previous Estimates." Please revise future filings to comply with FAS 69 by including this information in your supplemental proved reserve disclosures.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551- 3704, with questions about engineering comments. Please contact me, at (202) 551-3461, with any other questions.

                                        Sincerely,

                                        Christopher J. White
                                        Branch Chief